File No. 70-8725


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 5
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:


      W. L. Westbrook                           Thomas G. Boren, President
 Financial Vice President                  Southern Electric International, Inc.
   The Southern Company                             900 Ashwood Parkway
270 Peachtree Street, N.W.                               Suite 500
  Atlanta, Georgia 30303                          Atlanta, Georgia  30338

                             John D. McLanahan, Esq.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216






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                              INFORMATION REQUIRED

         The Application or Declaration filed in this proceeding, as amended and restated by Amendment No. 4, is hereby further amended as follows:
         1.       The third paragraph under the heading "Legal risks" in
Item 1.3 is amended and restated to read as follows:
         "Also at the outset of development work in a foreign country, Southern Electric seeks local partners who are experienced in doing business in the host country.1 Local partners are a very important element in mitigating the risk of future expropriation or unfair regulatory treatment. An additional mitigating factor is the participation of official or multilateral agencies in a project.2 When funds for the project are supplied by government-sponsored export credit agencies or other governments or institutions, such as the World Bank through its International Finance Corporation affiliate, or the obligation of the power purchaser is otherwise contractually supported by the host country,3 the host country has strong
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1 For example, in connection with the Alicura project investment, Southern teamed with Bemberg Investments S.A., a diversified Argentine industrial group with interests in electric distribution, and the governments of two of Argentina's provinces. Southern's partner in the PowerGen project is T&TEC, the state-owned utility company and the purchaser of PowerGen's output. The 50% interest in Freeport Power not held by Southern is owned by International Diversified Utilities, a Bahamian company with other interests in the Freeport area. 2 As examples, the International Finance Corporation (a unit of the World
Bank) served as financial advisor to the government of Trinidad and Tobago in connection with the PowerGen project; a Spanish export credit agency provided the non-recourse debt to EDELNOR; and Southern Electric is currently working with various export credit agencies, including the U.S. Export-Import Bank, to secure financial backing for a "green-field" power project in Indonesia. 3 As examples of host government financial support, Southern Electric negotiated an Indonesian government "support letter" backing the obligation of the national utility, which will be the wholesale power purchaser from a project currently under development in Indonesia; a similar "implementation agreement" with the government of Trinidad and Tobago which backs the obligation of T&TEC under the power purchase agreement between T&TEC and PowerGen; and, in connection with another project which is under development in Pakistan, a "facilitation agreement" with the government of Pakistan guaranteeing the power purchaser's obligations, as well as the convertibility of project revenues to U.S. dollars and repatriation of income.


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                                                       - 2 -

incentives not to take actions which would harm a project's viability. In addition, political risk can often be addressed through political risk insurance obtained from the Overseas Private Investment Corporation ("OPIC"), a U.S. agency, or the Multilateral Investment Guaranty Agency ("MIGA"), a World Bank affiliate, or in the commercial insurance market.4"
         2. Part 1 of Item 3.2 , Analysis of Rule 53(c) Issues, is amended by deleting the third bullet point thereof and replacing it with the following revised bullet point:
         "o Southern's consolidated capitalization ratios at December 31, 1995, 49.3% equity and 50.7% debt (including all short-term debt and $1,684,969,000 of non-recourse Exempt Project-related debt which is consolidated in accordance with applicable financial reporting rules), are within accepted industry ranges and within the limits set by the independent rating agencies (such as Standard & Poor's) for "A" rated utilities.5

Capitalization Ratios at December 31, 1995:

            (Including Short-Term Debt and Non-Recourse Project Debt)

 Equity   49.3% (common - 42.4%; preferred - 6.9%)
 Debt     50.7%

                   'A' Industry                       Benchmark
                      Range*                          A' (Range)*

 Equity                44 - 60%                       48 - 53%
 Debt                  40 - 56%                       47 - 52%

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4 Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence, or even "creeping" nationalization brought about by punitive regulation. 5 If non-recourse Exempt Project-related debt is excluded, Southern's consolidated capitalization ratios at December 31, 1995 would be approximately 45% debt and 55% equity.


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                                                       - 3 -

         *(Source: 'A' Industry Range - Regulatory Research Associates, Inc., January 17, 1996 (includes A-, A, A+); Benchmark 'A' (Range) - Standard & Poor's, Creditweek, October 27, 1993)"

         3. The following additional bullet points are added at the end of Part 2 of Item 3.2, Analysis of Rule 53(c) Issues:
         "o Southern has complied and will continue to comply with the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

         o None of the circumstances described in Rule 53(b) has occurred. Southern undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) should occur during the authorization period."

         4. The following additional paragraph is added at the end of Item 5, Procedure:

         "Southern proposes to file a quarterly report pursuant to Rule 24, commencing with the report for the quarter ending June 30, 1996, which contains the following information:

         (i) A computation in accordance with Rule 53(a) (as modified by the Commission's order in this proceeding) of Southern's "aggregate investment"in all Exempt Projects;

         (ii) Southern's cumulative "aggregate investment" in all Exempt Projects expressed as a percentage of: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of such quarter;

         (iii) Consolidated capitalization ratios as of the end of such quarter, with consolidated debt to be inclusive of all short-term debt and non-recourse Exempt Project Debt to the extent normally consolidated under applicable financial reporting rules;

         (iv) The market-to-book ratio of Southern's common stock at the end of such quarter;

         (v) An analysis of the growth in consolidated retained earnings which segregates earnings growth attributable to Exempt Projects as a whole versus all other subsidiaries of Southern; and



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                                                       - 4 -
         (vi) A breakdown in revenues and net income of each of the Exempt Projects for the 12-months then ended.

         Southern proposes to file a single report under Rule 24 which combines the foregoing information with the information required pursuant to Rule 24 in File No. 70-8733 (Holding Co. Act
Rel. No. 26468, dated February 2, 1996)."

         5. Item 6, Exhibits and Financial Statements, is supplemented with the filing of the following revised or additional exhibits:
         "(a)  Exhibits.

               F   - Opinion of Troutman Sanders L.L.P."



                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  March 21, 1995                   THE SOUTHERN COMPANY




                                         By: /s/Tommy Chisholm
                                            Tommy Chisholm, Secretary